Filed by NewCleo Ltd.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: NewHold Investment Corp III

(Commission File No.: 001-42541)

The following is an English translation of an article published on June 2, 2026, by the French magazine, “L’Usine Nouvelle”:

“Start-ups that lose money because they innovate are welcome”: why Newcleo, a leading French SMR start-up, has decided to go public in the United States

A flagship company in France’s small modular reactor sector, Newcleo wants to list on the New York stock exchange and will benefit from part of the U.S. government’s plutonium stockpiles. As its projects across the Atlantic multiply, persistent doubts about its business model could nevertheless prevent it from reaching phase 2 of the France 2030 support program.

Newcleo is setting out to conquer the United States. Founded in 2021, the Franco-Italian start-up, which is developing a lead-cooled fast-neutron SMR, announced on Wednesday, May 27, its intention to list on the Nasdaq, the technology-focused index of the U.S. stock market.

The transaction, expected to close in the second half of 2026, subject to regulatory approval, will take the form of a merger with a SPAC, or “special purpose acquisition company”: a listed company with no operating activity, created solely to raise funds. In this case, the company is NewHold Investment Corp III, which already holds $209 million in cash.

Newcleo also says it has raised an additional $220 million from several private investors, bringing the total secured since its creation to nearly €1 billion. In its statement, the start-up claims a valuation of €2.4 billion.

The United States is going all-in on SMRs

“I had the Nasdaq listing in mind even before founding Newcleo,” CEO Stefano Buono told L’Usine Nouvelle. “There is one hundred times more liquidity available in that market than in Europe, and start-ups that are currently losing money because they are investing heavily in innovation are welcome there, which is not the case here [in France].”

Buono speaks from experience: he previously listed his former company, a biotech firm called AAA, on the Nasdaq. In 2018, it was fully acquired by Swiss pharmaceutical giant Novartis for nearly €4 billion.

This major step is also intended to take advantage of the United States’ strong ambitions in small modular reactors. Although the country does not yet have any operational SMRs, unlike China and Russia, for example, the Trump administration appears firmly convinced of the future of the sector. Several billion dollars of public money have already been committed to support the most advanced projects.

As recently as December 2025, electricity producer Tennessee Valley Authority and start-up Holtec were each selected to receive $400 million. In March, the U.S.-Japanese company GE Vernova Hitachi promised up to $40 billion in investments to deploy its SMRs in Tennessee and Alabama.

By comparison, the €200 million announced with much fanfare by Ursula von der Leyen in March to promote the development of innovative nuclear technologies in Europe looks modest.

“The U.S. Department of Energy can grant loans covering up to 80% of the amounts invested, with terms allowing repayment after thirty years,” Buono emphasized.

A strategic partnership

U.S. government support for SMRs is not limited to financing. On Tuesday, May 26, the Department of Energy said it had selected five nuclear companies to begin negotiations with the administration to receive part of the surplus plutonium stockpiles from Cold War-era atomic bombs.

As early as May 2025, when President Trump said he wanted to increase U.S. installed nuclear capacity from 100 GW today to 400 GW by 2050, the White House also said it wanted to establish “a program to eliminate excess plutonium by transforming it and making it available to industry in a form usable for the manufacture of fuel for advanced nuclear technologies.”

Plutonium is a strategic asset for many SMR start-ups because it can be used to produce MOX. This type of fuel, made from plutonium and depleted uranium, already partly powers France’s nuclear fleet and is particularly well suited to fast-neutron reactors like the one being developed by Newcleo.

The Franco-Italian start-up, which now employs nearly 900 people, will directly benefit from this arrangement. The U.S. start-up Oklo, founded in 2013 and backed by Sam Altman, the head of OpenAI, is among the five companies selected by the Trump administration to share between 20 and 40 tonnes of plutonium.

Oklo and Newcleo signed an agreement in October 2025 to develop an advanced fuel manufacturing infrastructure at the Savannah River site in South Carolina, where a similar project was launched in 2007 but abandoned in 2018.

In a statement, the partners mention an investment of up to $2 billion “through a vehicle affiliated with Newcleo.” “Oklo would take responsibility for using the excess plutonium, while Newcleo would contribute relevant fuel-related experience,” they wrote.

The Paris-based start-up is also considering building at least one SMR on the same site and has already begun preliminary procedures with the country’s Nuclear Regulatory Commission.

New France 2030 winners soon

At the same time, “the European strategy has not changed at all,” Stefano Buono guarantees. Although no final decision has been made, Newcleo is still considering building a first 30 MWe demonstrator in Chinon, in the Indre-et-Loire department, while its commercial reactor is expected to have a capacity of 200 MWe. It also plans a MOX fuel plant in Nogent-sur-Seine, in the Aube department.

The public debate on these projects, estimated at €1.2 billion and €1.8 billion respectively, began on April 2 and will run until July 30. The issue of plutonium supply is one of the main questions raised during the discussions, as the start-up has not yet managed to reach an agreement with Orano, which is responsible for France’s stockpile.

“It is clear that we cannot start building a MOX-based plant without having an agreement on plutonium,” the CEO admits, while nevertheless saying he expects “significant deployment on French territory.”

According to him, the start-up is in contact with various industrial companies interested in its SMRs, including data center operators. “In total, worldwide, we are discussing 27 GWe of contracts, of which 9.2 GWe are well advanced,” he says. “That shows demand is huge!”

Despite this enthusiasm, some experts have doubts about the company’s business model. Newcleo will still need to raise enormous sums to complete its projects, while also maintaining sufficient provisions for the costs inherent in the future decommissioning of its potential SMRs and management of their waste.

The French state is reportedly skeptical as well. According to an article in La Tribune, Newcleo is not expected to be selected for the second phase of the France 2030 “innovative nuclear reactors” call for projects.

Calogena and Jimmy were already selected in mid-March, but one or two additional winners are supposed to be announced in early June. Asked by L’Usine Nouvelle, the General Secretariat for Investment merely said that hearings were still ongoing.

The government will have to decide which technologies it considers the most promising. With the Phénix, Superphénix and Astrid programs, France has so far favored sodium-cooled reactor technology, a path also chosen by the start-up Otrera. Lead-cooled reactors, championed by Newcleo, could offer major advantages, but remain less mature to date.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This Form 8-K is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) between the SPAC, the Company and the Merger Subs. This Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the Proposed Business Combination, the Company intends to file the Registration Statement with the SEC, which will include a proxy statement to the SPAC shareholders and a prospectus for the registration of Company securities. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be sent to all of the SPAC shareholders as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of the SPAC and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the SPAC’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about the SPAC and the Company and the Proposed Business Combination. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. The SPAC and the Company will also file other documents regarding the Proposed Business Combination with the SEC. This Form 8-K does not contain all the information that should be considered concerning the Proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Business Combination.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE SPAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by the SPAC and the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the SPAC and the Company with the SEC also may be obtained free of charge upon written request to NewHold Investment Corp III, 52 Vanderbilt Avenue, Suite 2005, New York, NY 10017.

Participants in the Solicitations

The SPAC, the Company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the SPAC shareholders in connection with the Proposed Business Combination. A list of the names of the directors, executive officers, other members of management and employees of the SPAC and the Company, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC by the Company. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements and are based on beliefs and assumptions and on information currently available to the SPAC and the Company. No representations or warranties, express or implied are given in, or in respect of, this Form 8-K. These forward-looking statements are based on the SPAC’s and the Company’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, operating results, current plans and operations of the Company; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably; the possibility that the SPAC and/or the Company may be adversely affected by other economic, business, and/or competitive factors; estimates by the SPAC or the Company of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; plans, intentions or future operations of the Company relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; the Company’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Although each of the SPAC and the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 8-K, each of the SPAC and the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond the SPAC’s and the Company’s control. In addition, there will be risks and uncertainties described in the Registration Statement relating to the Proposed Business Combination, which is expected to be filed by the Company with the SEC and other documents filed by the SPAC or the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements.

There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the SPAC or the Company, their respective directors, officers or employees or any other person that the SPAC and the Company will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this Form 8-K or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for the SPAC or the Company to predict these events or how they may affect the SPAC or the Company. Except as required by law, neither the SPAC nor the Company has any duty to, and does not intend to, update or revise the forward-looking statements in this Form 8-K or elsewhere after the date this Form 8-K is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this Form 8-K may not occur. Uncertainties and risk factors that could affect the SPAC’s and the Company’s future performance and cause results to differ from the forward-looking statements in this Form 8-K include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; the risk that the Proposed Business Combination or other business combination may not be completed by the SPAC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline; the outcome of any legal proceedings that may be instituted against the SPAC, the Company or others following the announcement of the Proposed Business Combination; the inability to complete the Proposed Business Combination due to the failure to obtain approval of the shareholders of the SPAC or to satisfy other conditions to closing; changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the risk that the Proposed Business Combination disrupts current plans and operations of the SPAC or the Company as a result of the announcement and consummation of the Proposed Business Combination; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Proposed Business Combination; changes in applicable laws or regulations; the SPAC’s estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; changes in laws and regulations that impact the Company; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the SPAC’s final prospectus dated February 27, 2025 relating to its initial public offering and in subsequent filings with the SEC, including the Registration Statement relating to the Proposed Business Combination expected to be filed by the Company.

No Offer or Solicitation

This Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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